EX-35.1
(logo) Bank of America.

ANNUAL STATEMENT AS TO COMPLIANCE

OFFICER'S CERTIFICATION

Re: Morgan Stanley Capital I Inc.
    Commercial Mortgage Pass-Through Certificates, Series 2012-C4

In connection with the above-referenced transaction the undersigned officer, on behalf of Bank of America, National Association, hereby certifies that (i) a review of the activities, for the period ending December 31, 2012 and of its performance under the Pooling and Servicing Agreement dated as of March 1, 2011 (the "PSA") has been made under my supervision, and (ii) to the best of my knowledge, based on such review, Bank of America, National Association has fulfilled all of its obligations under the PSA in all material respects throughout the aforementioned period.


Bank of America, National Association

/s/Dean B. Roberson
Dean B. Roberson
Director